UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: December 31, 2020

IdentifySensors Biologics, Corp.

(Exact name of issuer as specified in its charter)

Delaware	85-161576
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

20600 Chagrin Boulevard, Suite 450, Shaker Heights, Ohio 44122

(Full mailing address of principal executive offices)

(216) 543-3031

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis together with the interim unaudited and unreviewed financial statements and the related notes to those statements included elsewhere in this Form 1-SA. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

The Company, IdentifySensors Biologics Corp., is a Delaware corporation founded on June 11, 2020. Since inception, we have been in the business of developing tests for viral and bacterial pathogens specifically for Covid 19 and sensors to detect freshness in fresh fish and meat in the food supply chain, and also to develop sensors to detect bacteria in the food supply chain for fruits and vegetables and to develop a test to detect Staph bacteria in hospitals.

Our long-term strategy is to provide information and rapid inexpensive testing for harmful bacteria in the field within the world's food supply chain including data analytics; and to provide a rapid inexpensive saliva based "at home" test for Covid19 as well as other viruses like Influenza A and B, whereby a person can have the results within 30 minutes; whereby the data is not colorimetric, but digital and is sent to a smart phone via BlueTooth; and then to a cloud server for analysis with instant reporting to health agencies like the Center for Disease Control.

Operating Expenses

Our operating expenses will be classified as office and administrative expenses and other expenses, which are each described below.

Office and Administrative Expenses

Office and administrative expenses consist of personnel-related costs, advertising and marketing consultants; sponsored research at Purdue University; consulting and software developer fees and other costs associated with research and development of our Platform.

Our general and administrative expenses were $103,973 for the six months ending December 31, 2020.

Liquidity and Capital Resources

Sources of Funds

We plan to continue to fund our operations and capital funding needs through equity financing via a Reg A+ offering. If we are not able to secure adequate additional funding, we may be forced to make additional reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. To the extent that we raise additional capital through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to the Platform and related technology, future revenue streams, research programs or applications or to grant licenses on terms that may not be favorable to us. Any of these actions could harm our business, results of operations and future prospects. As of December 31, 2020 and subsequent to year end, we have received $170,000 in founder's equity, $150,000 in a loan from a majority stockholder, IdentifySensors Fresh Food Enterprises, LLC (ISFFE), as well $543,569 from the sale of shares of common stock pursuant to an offering under Regulation A, and $300,000 from the sale of shares of common stock pursuant to Rule 506(c) of Regulation D promulgated under the Securities Act of 1933, as amended

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Critical Accounting Policies and Significant Judgments and Estimates

Our management's discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed in the Notes to the financial statements are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates.

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Item 2. Other Information

None.

Item 3. Financial Statements

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IdentifySensors Biologics Corp

Balance Sheets

December 31, 2020 and June 30, 2020

	December 31,	June 30,
	2020 (Unaudited and Unreviewed)	2020 (Audited)
ASSETS
Current assets:
Cash	$19,952	$0
Prepaid expenses	1,218	0
Total current assets	21,170	0

Right to use asset operating	36,866	0
Deferred tax asset	0	980
Security deposit	3,750	0
Total assets	$61,786	$980

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued liabilities	$205,277	$4,665
Lease liability operating	40,039
Total current liabilities	245,316	4,665

Long term liabilities:
Note payable related party	150,000	0
Accrued interest on related party	3,811	0
Total long term liabilities	153,811
Total liabilities	399,127	4,665

Shareholders' equity (deficit)
Preferred stock, $0.0001 par value; 50,000,000 shares, authorized, no shares issued and outstanding as of December 31, 2020 and June 30, 2020	0	0

Common stock, $0.0001 par value; 350,000,000 shares, authorized, 44,424,652 shares issued and outstanding as of December 31, 2020 and none as of June 30, 2020	4,442	0
Additional paid-in capital	217,688	0
Accumulated deficit	(559,471)	(3,685)
Total shareholders' deficit	(337,341)	(3,685)
Total liabilities and shareholders' equity (deficit)	$61,786	$980

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IdentifySensors Biologics Corp

Statement of Income (Unaudited and Unreviewed)

 For the Six Months Ended December 31, 2020

For the Six Months Ended
December 31,
2020

Revenue	$0
Operating expenses:
Research and development expenses	219,812
Office and administrative expenses	103,712
Professional fees	229,471
Total operating expenses	552,995

Loss from operations	(552,995)

Other Income (Expense)
Interest expense	(3,811)
Rental Income	2,000
Total Other Income (Expense)	(1,811)

Loss before provision for income taxes	(554,806)
Provision for income taxes	(980)
Net loss	$(555,786)

Net loss per common share - basic and diluted	$(0.01)

Weighted average common shares outstanding - basic and diluted	44,317,139

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IdentifySensors Biologics Corp

Statement of Stockholder's (Deficit) (Audited)

For the Period from June 11, 2020 (inception) to June 30, 2020

							Total
	Preferred Stock		Common Stock		Additional		Shareholders'
	Number of Shares	Amount	Number of Shares	Amount	Paid-In Capital	Accumulated Deficit	Equity (Deficit)
Balance - inception (June 11, 2020)	0	$0	0	$0	$0	$0	$0

Issuance of common stock	0	0	0	0	0	0	0
Restricted stock awards vested	0	0	0	0	0	0	0
Net loss for the period	0	0	0	0	0	(3,685)	(3,685)
Balance - June 30, 2020	0	$0	0	$0	$0	$(3,685)	$(3,685)

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IdentifySensors Biologics Corp

Statements of Changes in Shareholders' (Deficit) (Unaudited and Unreviewed)

For the Six Months Ended December 31, 2020

							Total
	Preferred Stock		Common Stock		Additional		Shareholders'
	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Equity (Deficit)
Balance - June 30, 2020	0	$0	0	$0	$0	$(3,685)	$(3,685)

Issuance of common stock	0	0	42,294,445	4,229	215,771	0	220,000
Restricted stock awards vested			2,130,207	213	1,917		2,130
Net loss for the six months	0	0	0	0	0	(555,786)	(555,786)
Balance - December 31, 2020	0	$0	44,424,652	$4,442	$217,688	$(559,471)	$(337,341)

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IdentifySensors Biologics, Corp

 Statements of Cash Flow (Unaudited and Unreviewed)

December 31, 2020

For the Six Months Ended
December 31,
2020

Cash from operating activities:
Net loss	$(555,786)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock Based Compensation	2,130
Deferred Taxes	980
Changes in operating assets and liabilities:
Prepaid expenses	(1,218)
Right to use asset	(36,866)
Security deposit	(3,750)
Accounts payable and accrued liabilities	200,612
Lease Liability	40,039
Accrued interest	3,811
Net cash used in operating activities	(350,048)

Cash flows from investing activities:
Net cash used in investing activities	0

Cash flows from financing activities:
Proceeds of loan from related parties	150,000
Issuance of common stock for cash	4,229
Additional Paid in Capital	215,771
Net cash provided by financing activities	370,000

Net change in cash	19,952
Cash - beginning of period	0
Cash - end of period	$19,952

Supplemental Cash Flow Disclosures
Cash paid for interest	$0
Cash paid for income taxes	$0

Non-cash investing and financing activities:
Stock compensation awards	$2,130

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Identifysensors biologics Corp

Notes to the Unaudited and Unreviewed Financial Statements

As of December 31, 2020 and for the Six Months Ended December 31, 2020

NOTE 1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited and Unreviewed Interim Financial Information

The accompanying unaudited and unreviewed financial statements have been prepared in accordance with U.S. generally accepted accounting principles and are presented in accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”) applicable to interim financial information. Accordingly, certain footnote disclosures have been condensed or omitted. The accompanying financial statements have not been audited or reviewed by an independent accountant, as would be required before such financial statements could be included in the Company’s annual report on Form 1-K. In the Company’s opinion, the unaudited and unreviewed financial statements reflect all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented.

A summary of the significant accounting policies used in the preparation of the accompanying financial statements follows:

Nature of Operations

The Company, IdentifySensors Biologics Corp., is a Delaware corporation founded on June 11, 2020. Since inception, we have been in the business of developing tests for viral and bacterial pathogens specifically for Covid19 and sensors to detect freshness in fresh fish and meat in the food supply chain, and also to develop sensors to detect bacteria in the food supply chain for fruits and vegetables and to develop a test to detect Staph bacteria in hospitals.

As of December 31, 2020, the Company has not yet commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities, establishing agreements, and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company’s planned operations or failing to profitably operate the business.

Basis of Presentation

The Company uses accounting principles generally accepted in the United States of America (GAAP) for its accounting and reporting policies.

The Company adopted June 30 as its fiscal year end.

Revenue Recognition

No revenue has been earned or recognized as of December 31, 2020.

Cash and Cash Equivalents

All liquid debt instruments, purchased with a maturity of three (3) months or less, are considered to represent cash and cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

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Income Taxes

FASB ASC 740-10 requires the affirmative evaluation that it is more likely-than-not, based on the technical merits of a tax position, that an enterprise is entitled to economic benefits resulting from positions taken in income tax returns. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements. FASB ASC 740-10 also requires companies to disclose additional quantitative and qualitative information in their financial statements about uncertain tax positions. There are no unrealized tax benefits as of December 31, 2020.

The Company intends to file a U.S. federal tax return and other tax returns as required. All tax periods since inception remain open to examination.

The Company classifies penalties and interest expense associated with its tax positions as a component of general and administrative expenses. For the six months ended December 31, 2020, no interest and penalties associated with the Company’s tax positions have been recognized in the statements of income or the balance sheet.

Reverse Stock-split

On September 29, 2020, the Company amended its certificate of incorporation to implement a 1-for-3.6 reverse stock split of its common stock. The reverse stock split did not cause an adjustment to the par value or the authorized shares of the common stock. As a result of the reverse stock split, the Company adjusted the share amounts under its stock incentive plan, outstanding options and common stock.

NOTE 2	GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated revenues or profits since inception and as of December 31, 2020 has not obtained capital to continue the business.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements are available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3	RECENT ACCOUNTING PRONOUNCEMENTS

New revenue recognition guidance under FASB ASC 606 requires the recognition of revenue when promised goods or services are transferred to the customer in an amount that reflects the consideration of which the Company expects to be entitled in exchange for those goods or services. The Company adopted the requirements on June 11, 2020. The change was adopted retrospectively, and it did not have a material effect on the financial statements as there have not yet been any revenues generated.

NOTE 4	INCOME TAXES

All income taxes referred to herein are taxes in the United States. Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax basis (known as temporary differences). Deferred tax liabilities are recognized for all temporary differences that are expected to increase taxable profit and taxes payable in the future.

Deferred tax assets are recognized for all temporary differences that are expected to reduce taxable profit in the future. Deferred tax assets are measured at the highest amount that, on the basis of current or estimated future taxable profit, is more likely than not to be recovered.

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The net carrying amount of deferred tax assets is reviewed at each reporting date and is adjusted to reflect the current assessment of future taxable profits and future tax rates. Any adjustments are recognized in profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the taxable profit (tax loss) of the periods in which it expects the deferred tax asset to be realized or the deferred tax liability to be settled, on the basis of tax rates that have been enacted or substantively enacted by the end of the reporting period for said future periods.

The net operating loss can only be used to offset up to 80% of net income. The remainder of the net operating loss can be carried forward indefinitely.

The provision (benefit) for income taxes for the six months ended December 31, 2020 consists of the following:

Federal Income Tax
Current	$0
Deferred	980

Total Federal Income Tax (Benefit)	$980

The Company’s current provision (benefit) for Federal income taxes of $980 for the six months ended December 31, 2020 is reconciled to the tax calculated at the statutory rate of 21% as follows:

December 31, 2020
Federal taxes based on net loss
Before Federal tax expense	$(115,898)
Add tax on the following:
Change in deferred taxes from net operating loss	116,878

Provision for Federal Income Taxes	$980

Significant components of deferred income tax assets and liabilities as of December 31, 2020 follows:

December 31, 2020

Deferred tax liability	$0

Net operating loss carryover	116,878

Valuation allowance	(116,878)

Net deferred tax (liability) asset	$0

NOTE 5	LEASES AND COMMITMENTS

The Company entered into a lease agreement effective November 1, 2020 for a facility located in Cedar Park, Texas. The lease is a thirteen-month lease with twelve monthly payments beginning on December 1, 2020. Base payments of $1,500 plus the Company’s share of reimbursable expenses are due on the first day of each month. Reimbursable expenses including taxes, insurance, CAM and association fees. The Company’s share reimbursable expenses are estimated using $9 per rentable square feet. Monthly lease payments including the additional charge are $3,750. The lease is classified as an operating lease under FASB ASC 842. Operating lease cost for the six months ended December 31, 2020 was $6,923.

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Following is a maturity of annual undiscounted cash flows for operating lease liabilities as of December 31, 2020.

Maturing in fiscal year-ended June 30, 2021	$22,500
Maturing in fiscal year-ended June 30, 2022	18,750

Total	41,250

Interest Expense	(1,211)

Amounts recognized in the balance sheet	$40,039

The lease has a renewal option, which extents the terms for an additional year with a monthly base payment increasing to $1,750. The Company does not anticipate exercising the option.

The Company has subleased space in the facility located in Cedar Park, Texas. The agreement is a month-to-month rental that provides for monthly rental payments of $1,000. Rental income for the six months ended December 31, 2020 was $2,000.

NOTE 6	RELATED PARTY TRANSACTIONS

On July 29, 2020, the Company borrowed $150,000 from IdentifySensors Fresh Food Enterprises LLC, a shareholder in the Company. The Note bears interest at a rate 6% per annum. The Note and accrued interest shall be paid on the date that is one year after the maturity date of July 28, 2023 or within five days after the Company has received gross proceeds of at least One Million Dollars ($1,000,000) from the sale of common stock. Interest accrued on the Note at December 31, 2020 was $3,811.

NOTE 7	STOCK-BASED COMPENSATION

On July 1, 2020, the Company’s shareholder adopted a Stock Incentive Plan that was approved by the Board of Directors on July 9, 2020. Pursuant to the Plan, consultants of the Company were awarded Restricted Stock Awards in 2020. Compensation expense is recognized over the vesting period of the awards based on the fair value of the stock at the issue date, which for stock awards during the six months ended December 31, 2020 was $.001 per share. The stock was not traded in an open market on the date of grant and fair value has been determined by the Board of Directors. Shares under the Plan vest according to each individual award agreement, which may include both performance based and time-based vesting. Total shares issuable under the plan were Nine Million Seven Hundred Seventy-Two Thousand Two Hundred and Twenty-Two (9,722,222) at December 31, 2020, and Seven Million Seven Hundred Seventy Thousand (7,770,000) shares were issued during the six months ended December 31, 2020.

A summary of the changes in the Company’s awarded shares for the six months ended December 31, 2020 follows:

Nonvested Shares after reverse stock split	Shares	Fair Value
Nonvested shares at July 1, 2020	0
Granted	7,770,000	$7,770
Vested	2,130,207	$2,130
Forfeited	0	0
Nonvested at December 31, 2020	5,639,793	$5,640

The fair value of performance-based and time-based restricted stock awards units granted during the six months ended December 31, 2020 are as follows:

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Restricted stock awards (performance-based)	$0
Restricted stock awards (time-based)	$7,770

As of December 31, 2020, there was $5,640 of total unrecognized compensation cost related to nonvested shares granted under the Plan. The cost is expected to be recognized over a weighted average period of 1.63 years.

NOTE 8	CONVERTIBLE PROMISSORY NOTE

On July 30, 2020, the Company negotiated an investment agreement with Purdue Research Foundation. In exchange for achieving certain criteria, one of which has been accomplished by the Company’s $165,121, sponsored research investment via a Master Agreement on August 1, 2020, which gives the Company exclusive rights to any IP originating from the research. Purdue Research Foundation agreed to make an investment in the Company up to Fifty Thousand Dollars ($50,000) in the form of a Convertible Promissory Note, which will be triggered when the Company raises a minimum of Five Hundred Thousand Dollars ($500,000) in equity. Additionally, if the Company raises a minimum of Five Hundred Thousand Dollars ($500,000) and licenses any IP from Purdue University then the Company may be entitled to use their logo with the term “Powered by Purdue” as specified under the terms of a separate agreement. As of December 31, 2020, the Company has not yet raised the capital required by the agreement.

NOTE 9	SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through August 6, 2021, the date the financial statements were available to be issued.

On February 1, 2021, the Company signed a Resolution authorizing the issuance of Sixty-Two Thousand One Hundred and Thirty-Seven (62,137) shares of authorized but previously unissued common stock.

On February 3, 2021, the Company entered into a Subscription Agreement with Purdue Research Foundation for the sale of Sixteen Thousand Six Hundred and Sixty-Seven (16,667) shares of common stock for a sales price of $3.00 per share.

On February 22, 2021, the Company signed a Resolution authorizing the issuance of Thirty-Three Thousand and Eighty-Three (33,083) shares of authorized but previously unissued common stock.

On March 2, 2021, the Company executed a Research Plan Agreement with Purdue University to optimize the manufacturing process of its sensors. The agreement is for one year starting on January 18, 2021 and requires a payment of $85,860 upon execution of the Agreement. The payment was renegotiated to $80,860.

On March 5, 2021, the Company offered a Private Placement Memorandum for the sale of up to Ten Million (10,000,000) shares of common stock.

On March 5, 2021, the Company entered into a Subscription Agreement for the sale of Fifty Thousand (50,000) shares of its common stock at $4.00 per share.

On March 10, 2021, the Company granted an option to purchase Twelve Thousand Five Hundred (12,500) shares of common stock at an exercise price of $4.00 per share. One Thousand Two Hundred and Fifty (1,250) shares vest immediately with the remaining Eleven Thousand Two Hundred and Fifty (11,250) shares vesting over five (5) equal quarterly installments commencing June 30, 2021.

On March 11, 2021, the Company signed a Resolution authorizing the issuance of Eighteen Thousand Nine Hundred and Twelve (18,912) shares of authorized but previously unissued common stock.

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On March 12, 2021, the Company entered into a Contractor Agreement with a third party, pursuant to which it has agreed to pay a monthly fee of $3,333.

On March 15, 2021, the Company entered into a SMART Consortium Agreement with Purdue University that allows the Company use of its manufacturing services and equipment. The agreement is for a period of two years with an upfront payment of $70,000.

On March 11, 2021, the Company signed a Resolution authorizing the issuance of Eighteen Thousand Nine Hundred and Twelve (18,912) shares of authorized but previously unissued common stock.

On March 21, 2021, the Company signed a Resolution authorizing the issuance of Eighteen Thousand and Thirty-three (18,033) shares of authorized but previously unissued common stock.

On March 26, 2021, the Company signed a Resolution authorizing the issuance of Fifteen Thousand One Hundred (15,100) shares of authorized but previously unissued common stock.

On March 30, 2021, the Company signed a Resolution authorizing the issuance of One Thousand Nine Hundred and Twenty-One (1,929) shares of authorized but previously unissued common stock.

On April 22, 2021, the Company signed a Resolution authorizing the issuance of Sixteen Thousand Eight Hundred and Twenty-Nine (16,829) shares of authorized but previously unissued common stock.

On May 3, 2021, the Company issued a warrant to purchase Two Thousand Five Hundred (2,500) shares of common stock at an exercise price of $5.25 per share with an exercise period of three years.

On May 13, 2021, the Company issued warrants to purchase Nine Thousand Five Hundred (9,500) shares of common stock at an exercise price of $5.25 per share with an exercise period of three years.

On May 19, 2021, and May 24, 2021, all the Company’s contract officers entered into an agreement with the Company in which they agreed forgive the amounts owed per their contracts, which at December 31, 2020 totaled $97,667.

On June 21, 2021, the Company issued warrants to purchase Five Thousand (5,000) shares of common stock at an exercise price of $5.25 per share with an exercise period of three years.

On June 24, 2021, the Company issued warrants to purchase Eleven Thousand Four Hundred and Twenty-Five (11,425,000) shares of common stock at an exercise price of $5.25 per share with an exercise period of three years.

On August 3, 2021, the Company entered into a Release of Claims Agreement whereby all stock awards granted to an individual awardee on July 9, 2020 ceased vesting. The Company and the awardee agreed that the total shares vested and earned as of the date of the agreement is One Million Three Hundred Eighty-Eight Thousand Eight Hundred and Eighty-Eight (1,388,888).

Item 4. Exhibits

Exhibit Number		Description
2.1	**	Certificate of Incorporation
2.2	**	Certificate of Amendment of Certificate of Incorporation
2.3	**	Bylaws
3.1	**	2020 Stock Incentive Plan
3.2	**	Form of Stock Award Agreement
4.1	**	Form of Subscription Agreement
6.1	*	SaaS Services Agreement with Novation Solutions, Inc.
6.2	**	License Agreement with IdentifySensors Fresh Food Enterprises, LLC
6.3	**	Sublease Agreement with Dr. Gregory Hummer/MCO Advantage
6.4	**	Contractor Agreement with Thomas G. Sors
6.5	**	Contractor Agreement with Ann Hawkins
6.6	**	Contractor Agreement with Jeff Spagnola
6.7	**	Contractor Agreement with Dr. Greg Hummer
6.8	**	Contractor Agreement with Bruce Raben
6.9	**	Transfer Agent Agreement with Colonial Stock Transfer
6.10	**	Strategic Alliance Agreement with Purdue University
6.11	**	Memorandum of Understanding with Purdue Research Foundation

** Incorporated by reference to the Company’s Regulation A Offering Statement on Form 1-A/A filed with the SEC on February 25, 2021.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IDENTIFYSENSORS BIOLOGICS, CORP.

By: /s/ Gregory Hummer, Chief Executive Officer

Date: May 11, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By: /s/ Gregory Hummer, Chief Executive Officer

By :/s/Ann Marie Hawkins, Chief Financial Officer and Principal Accounting Officer

Date: May 11, 2022

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